Exhibit 3.1

[Unofficial translation]

The Companies Law – 1999

Limited Liability Company

Articles of Association

The name of the Company is: Glamed Pharmaceuticals Ltd.

גלמד פרמסוטקלס בע"מ

The share capital of the Company is:

500,000 (five hundred thousand) New Israeli Shekels ("NIS"), divided into
50,000,000 (fifty million) ordinary shares nominal par value of 0.01 NIS each.

The Company's objective is to engage in all lawful business.

The liability of the Shareholders shall be limited by shares.

The Company is a private Company, the number of Shareholders of the Company shall not exceed fifty (50), any invitation to the public to subscribe for any shares and/or debentures or debenture stock of the Company is hereby prohibited and any transfer of shares is subject to the approval of the board of directors.

The number of directors at the Company will not exceed 5.